Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARIES	JURISDICTION OF INCORPORATION	SUBSIDIARIES DOING BUSINESS AS

StarTek USA, Inc.	Colorado	StarTek USA StarTek StarTek Services

StarTek Canada Services, Ltd.	Nova Scotia, Canada	StarTek Canada Services StarTek StarTek Services

StarTek International, Limited	Bermuda	StarTek International

StarTek Honduras, SAdeCV	Honduras	StarTek Honduras

StarTek Health Services, Inc.	Colorado	StarTek Health

StarTek Philippines, Inc.	Philippines	StarTek Philippines

Collection Center, Inc.	North Dakota	CCI

Accent Marketing Services, LLC	Delaware	Accent Accent Marketing

Accent St. Lucia Corp.	St. Lucia	Accent St. Lucia

Accent Marketing Jamaica Limited	Jamaica	Accent Jamaica